Exhibit 99.1

News Release

July 30, 2018

Turquoise Hill appoints Ulf Quellmann CEO

The Turquoise Hill Resources Board of Directors today announced the appointment of Ulf Quellmann as Chief Executive Officer effective August 1, 2018.

Mr. Quellmann is a seasoned executive with extensive knowledge of Oyu Tolgoi and more than 20 years’ experience in corporate finance, strategy, treasury and investor relations at General Motors, Alcan and Rio Tinto. Mr. Quellmann was appointed to the Turquoise Hill Board of Directors in May 2017 and will continue to serve as a member of the Board, as well as continuing to be part of the Turquoise Hill-Rio Tinto negotiating team working with the Government of Mongolia primarily to conclude the sourcing of domestic power.

Most recently, Mr. Quellmann served as Vice President, Strategic Projects of Rio Tinto’s Copper and Diamonds product group and prior to this was the Chief Financial Officer of the same group, which has gross annual revenues of nearly $5 billion and investments in three of the world’s Tier 1 copper mines, including Oyu Tolgoi. From 2008 to 2016, Mr. Quellmann was Group Treasurer at Rio Tinto and led the arrangement of the $4.4 billion project finance facility for Oyu Tolgoi, a major milestone for the project and one of the largest of its type in the mining industry.

“The combination of Ulf’s experience, project knowledge, leadership capabilities and relationships will enable us to continue making progress towards achieving Oyu Tolgoi’s full potential as one of the world’s largest copper mines,” said Peter Gillin, Chairman of Turquoise Hill. “Ulf is very familiar with our project and has important relationships with the operator, the Government of Mongolia and other key stakeholders. He is an ideal leader who can bring both an independent perspective and continuity to the CEO role.”

“I welcome the opportunity to lead Turquoise Hill’s strong management team and to continue to work with our partners in the Government of Mongolia and Rio Tinto. My priorities will be to drive continued progress at Oyu Tolgoi, build sustainable and respectful relationships with our partners and work to create superior value for all Turquoise Hill shareholders,” said Mr. Quellmann.

Mr. Quellmann’s appointment follows a comprehensive CEO search process undertaken by the Board with the assistance of a leading independent executive search firm. The search included full consideration of several outstanding candidates drawn from across the global mining sector.

The terms and conditions of Mr. Quellmann’s appointment are designed to further align management’s interests with the interests of all Turquoise Hill shareholders. Specifically:

•	Turquoise Hill’s CEO will have a direct employment agreement with Turquoise Hill Resources;
•	The CEO will continue to serve at the direction of, and will be accountable exclusively to, the Turquoise Hill Board of Directors, a majority of whom are independent;
•	The CEO’s long-term incentive compensation is to be issued exclusively and entirely in Turquoise Hill Performance Share Units;
•	The CEO will receive a sign-on bonus to be solely invested in Turquoise Hill common shares.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

With the appointment of a new CEO, Turquoise Hill will now engage independent technical advisors to assist with the Board’s ongoing review of critical elements of Oyu Tolgoi’s development.

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2018 in respect of the year ended December 31, 2017 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

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